UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53990

Daimler Finance North America LLC

(Exact name of registrant as specified in its charter)

One Mercedes Drive, Montvale, New Jersey 07645, United States of America

Tel.: +1 201 573 2724

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Exhibit A.

Pursuant to the requirements of the Securities Exchange Act of 1934, Daimler Finance North America LLC (as successor issuer to DaimlerChrysler North America Holding Corp. pursuant to a Second Supplemental Indenture dated July 30, 2007 (the “Supplemental Indenture”), whereby Daimler Finance North America LLC substituted for DaimlerChrysler North America Holding Corp. as issuer of all of the securities issued by DaimlerChrysler North America Holding Corp., including the securities specified in Exhibit A hereto, and assumed all obligations related to such securities, which Supplemental Indenture was furnished to the SEC on Form 6-K on July 30, 2007) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Daimler Finance North America LLC

Date:	June 8, 2010	By:	/s/ Karl-Wilhelm Kaufmann
		Name:	Karl-Wilhelm Kaufmann
		Title:	Treasurer

		By:	/s/ Klaus Edelmann
		Name:	Klaus Edelmann
		Title:	Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)

Exhibit A

The following sets forth a complete list of all of the SEC-registered notes issued or assumed by Daimler Finance North America LLC currently outstanding as of the date of this Form 15:

Security	Record holders

5.650% Guaranteed Non-Callable InterNotes due September 15, 2011	20

5.75% Guaranteed Non-Callable InterNotes due September 8, 2011	76

5.900% Guaranteed Non-Callable InterNotes due August 15, 2011	29

5.950% Guaranteed Non-Callable InterNotes due August 15, 2011	27

6.200% Guaranteed Non-Callable InterNotes due July 15, 2011	23

5.900% Guaranteed Non-Callable InterNotes due June 15, 2011	14

5.900% Guaranteed Non-Callable InterNotes due June 15, 2011	16

5.875% Guaranteed Non-Callable InterNotes due June 15, 2011	23

5.800% Guaranteed Non-Callable InterNotes due April 15, 2011	13

5.500% Guaranteed Non-Callable InterNotes due April 15, 2011	10

5.875% Guaranteed Notes due March 15, 2011	72

5.500% Guaranteed Non-Callable InterNotes due March 15, 2011	16

5.200% Guaranteed Non-Callable InterNotes due February 15, 2011	15

5.300% Guaranteed Non-Callable InterNotes due January 15, 2011	23

5.250% Guaranteed Non-Callable InterNotes due December 15, 2010	12

5.450% Guaranteed Non-Callable InterNotes due December 15, 2010	11

5.400% Guaranteed Non-Callable InterNotes due November 15, 2010	17

5.100% Guaranteed Non-Callable InterNotes due October 15, 2010	22

4.900% Guaranteed Non-Callable InterNotes due September 15, 2010	24

5.000% Guaranteed Non-Callable InterNotes due September 15, 2010	23

5.000% Guaranteed Non-Callable InterNotes due September 15, 2010	31

5.000% Guaranteed Non-Callable InterNotes due August 15, 2010	30

5.000% Guaranteed Non-Callable InterNotes due July 15, 2010	30

4.750% Guaranteed Non-Callable InterNotes due July 15, 2010	22

4.900% Guaranteed Non-Callable InterNotes due June 15, 2010	30

5.000% Guaranteed Non-Callable InterNotes due June 15, 2010	33

4.875% Guaranteed Notes due June 15, 2010	79

5.300% Guaranteed Non-Callable InterNotes due June 15, 2010	29

8.0% Guaranteed Notes due June 15, 2010	91

8.50% Guaranteed Notes due January 18, 2031	65

6.50% Guaranteed Notes due November 15, 2013	97

7.30% Guaranteed Notes due January 15, 2012	86

6.850% Guaranteed Non-Callable InterNotes due October 15, 2011	27

7.750% Guaranteed Notes due January 18, 2011	90